**Primary Business Name: LIQUIDNET, INC.** **BD Number: 103987**

**BD - AMENDMENT**

**01/16/2019**

## BD - INDIRECT OWNERS

| | | | |
|---|---|---|---|
| **Ownership Codes:** | **NA - less than 5%** | **B - 10% but less than 25%** | **D - 50% but less than 75%** |
| | **A - 5% but less than 10%** | **C - 25% but less than 50%** | **E - 75% or more** |

| Full Legal Name | DE/FE/I | Entity in Which Interest is Owned | Status | Date Acquired | Own. Code | Control Person | PR | CRD # (or SSN, IRS Tax #, Emp. ID) |
|---|---|---|---|---|---|---|---|---|
| MERRIN, SETH ISAAC | I | LIQUIDNET HOLDINGS, INC. | SHAREHOLDER | 01/2000 | C | Y | N | 1073461 |